UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes       ☒ No

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: August 30, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED BY THE SUPERVISORY COMMITTEE

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of its supervisory committee warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the requirements under the articles of association (the “Articles”) and the rules of meeting of the supervisory committee ( 《監事會議事規則》) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Xi Sheng, the chairman of the supervisory committee of the Company (the “Supervisory Committee”), the third meeting (the “Meeting”) of the eighth session of the Supervisory Committee was held at Shanghai International Airport Hotel on 30 August 2016.

Mr. Xi Sheng, the chairman of the Supervisory Committee, together with Mr. Ba Shengji, Mr. Hu Jidong, Mr. Feng Jinxiong and Mr. Jia Shaojun, the supervisors of the Company (the “Supervisors”), were present at the meeting. The Supervisors present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The number of Supervisors present at the Meeting satisfied the quorum requirement under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

The Meeting was chaired by Mr. Xi Sheng, the chairman of the Supervisory Committee. The Supervisors present at the Meeting discussed and unanimously passed the following resolutions:

1.	Agreed to 2016 interim financial statements of the Company as considered and approved by the board of directors of the Company.

The Supervisory Committee considered that the 2016 interim financial statements of the Company truly reflect the financial position and operating results of the Company for the reporting period and are objective and fair.

2.	Agreed to the 2016 interim report of the Company as considered and approved by the board of directors of the Company.

The Supervisory Committee considered that the preparation and review process of the 2016 interim report of the Company are in compliance with laws and regulations and all the regulations of the internal management system of the Company. The substance and form of the report are in compliance with all the regulations stipulated by the China Securities Regulatory Commission and the Shanghai Stock Exchange, and the information contained therein truly reflects the operational management and financial position etc. of the Company in all respects for the reporting period. Prior to the issue of this opinion, the Supervisory Committee was not aware of any breach of confidentiality by any person involved in the preparation and review of the 2016 interim report of the Company.

3.	Agreed to the 2016 interim profit distribution proposal as considered and approved by the board of directors of the Company.

The Supervisory Committee considered that the review process of the resolution is in compliance with laws and regulations and there does not exist any breach of laws and regulations. It is not detrimental to the interests of the Company nor the shareholders of the Company (in particular, the minority shareholders) and is beneficial to the sustainable development of the Company.

4.	Agreed to the proposal of 2017-2019 continuing connected transactions of the Company as considered and approved by the board of directors of the Company.

The Supervisory Committee considers that such continuing connected transactions are in line with the usual needs of business and asset management of the Company, the mode of transaction complies with market regulations, the transaction price is fair and it is not harmful to the legitimate interests of the shareholders of the Company.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
30 August 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).

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